Trombly Business Law
1320 Centre Street, Suite 202
Newton, MA 02429
Telephone (617) 243-0060
Facsimile (309) 406-1426
Amy M. Trombly, Esq.	my@tromblybusinesslaw.com

June 7, 2006

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:	Mr. H. Christopher Owings

Re:	FTS Group, Inc.
Preliminary Proxy Materials on Schedule 14A
Filed March 7, 2006
File Number: 0-24829

Dear Mr. Owings:

I am securities counsel for FTS Group, Inc. (the “Company”). I enclose for filing under the Securities Act of 1933, as amended, Preliminary Proxy Materials on Schedule 14A.

Preliminary Proxy Materials on Schedule 14A contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated April 5, 2006.

Set forth below are the Company’s responses to the Staff’s comments. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

General

Comment 1.	Please confirm that you have not distributed to shareholders proxy materials which were recorded as filed on our system as definitive proxy materials on February 21, 2006.

Response 1.
The proxy filed on February 21, 2006 was filed with the incorrect EDGAR code by the Company’s EDGAR filer. Instead of filing the proxy with the EDGAR code for a preliminary proxy, the EDGAR filer filed it with the code for a definitive proxy. The cover page of the February 21, 2006 filing indicates that it is a preliminary filing. When the Company realized the error, it refiled the proxy with the correct EDGAR code that identified it as a preliminary proxy. The Company’s EDGAR filer contacted the SEC to request that the proxy filed on February 21, 2006 be deleted from EDGAR but was informed that it could not be deleted. The Company confirms that it has not distributed to shareholders proxy materials that were recorded on the SEC system as definitive proxy materials on February 21, 2006.

Comment 2.	Please confirm that the annual report you will distribute to shareholders will include financial statements for the fiscal year 2005. See Rule 14a-3(b)(1) of Regulation 14A.

Response 2.	The Company confirms that the annual report it will distribute to shareholders will include financial statements for fiscal year 2005.

Comment 3.
Please include in your proxy statement the date by which a shareholder proposal must be submitted to be eligible for inclusion in your next proxy statement for an annual meeting of shareholders. See Item 1(c) of Schedule 14A.

Response 3.	The Company has amended the proxy to include the information requested by the Staff.

Comment 4.	Please include all information required by Item 9 of Schedule 14A.

Response 4.	The Company has amended the proxy to include the information requested by the Staff.

Security Ownership of Certain Beneficial Owners and Management, page 5

Comment 5.
It appears that certain issues of stock receiving their shares upon conversion of convertible notes or the exercise of warrants issued in the private placement of December 29, 2005 may qualify as shareholders of 5% or more of outstanding stock, pursuant to Rule 13d-3. Please revise to include these persons, or tell us why they should not be included here.

Response 5.
The Company respectfully informs the Staff that the convertible notes and warrants issued in the private placement of December 29, 2005 each contain a provision that states that the holder of those instruments can not convert those instruments into common stock if such conversion would cause the holder to own more than 4.99% of the Company’s stock. As a result, the Company believes most of the investors in the private placement would not beneficially own more than 5% of the Company’s stock based on the conversion of convertible notes and the exercise of warrants. The Company issued common stock in the private placement that was allocated among the investors, however the Company is not aware of any investor owning over 5% of the Company’s stock other than Alpha Capital Aktiengesellschaft which filed a Schedule 13G/A. Additionally, the Company notes that Alpha Capital was the only investor in that private placement to file a Schedule 13 relating to the December 29, 2005 private placement. As a result, the Company included Alpha Capital in its Security Ownership of Certain Beneficial Owners and Management table, however it excluded the other investors.

Proposal to Elect Directors to the Board of Directors, page 6

Comment 6.
If you retain, in your discussion of Mr. Gallagher’s experience, the reference to license series 7, 63 and 24 please delete the reference to S.E.C., and point out clearly that these licenses are issued by the National Association of Securities

Dealers. Include also an explanation of what activities these licenses permit, and of the qualifications necessary to obtain them.

Response 6.	The Company has deleted the reference to the licenses.

Comment 7.
Please disclose the information required by Item 404 or confirm to us that this information is not required. See Items 7(b) and (c) of Schedule 14A. Also as required by Item 7(b) of Schedule 14A, please disclose the information required by Item 405 of Regulation S-B, at the sub-caption specified by that Item.

Response 7.	The Company has added the information requested by the Staff.

Board Committees, page 6

Comment 8.	Please state, as required by Item 7(d)(2)(i) of Schedule 14A, your basis for the view of the board of directors that it is appropriate not to have a nominating committee.

Response 8.	The Company has added the information requested by the Staff.

Comment 9.
We note that your entire board of directors performs the functions of the nominating committee. Please disclose, to the extent applicable to the nomination process as performed by the board of directors, the information required by Item 7(d)(2)(ii) of Schedule 14A.

Response 9.	The Company has added the information requested by the Staff.

Comment 10.
Please state whether or not your board of directors provides a process for security holders to send communications to the board of directors. If you do not have such a process, state the basis for the view of the board of directors that it is appropriate for you not to have such a process. See Item 7(h)(1) of Schedule 14A.

Response 10.	The Company has added the information requested by the Staff.

Comment 11.	We note your disclosure at the caption Board Meetings. Please state your policy regarding attendance at board meetings, as required by Item 7(h)(3) of Schedule 14A.

Response 11. The attendance of our directors at board meetings, as required by Item 7(h)(3) of
Schedule 14A has been added.

Executive Compensation, page 7

Comment 12.
Please revise your disclosure in footnote (1) to the table to describe more clearly the aggregate amounts which were converted into stock equivalents, and to state the market rate(s) applied in the conversion. Please confirm that the $120,000 paid pursuant to an employment contract consisted of the $75,000 payment referred to and the previously unpaid $45,000. Please also disclose whether the total amount converted included $6,000 of director’s fees or the bonus of $25,000.

Response 12.
Pursuant to Item 402 of Regulation S-B, the Company is only required to give three years of compensation information. Footnote 1 related to disclosure provide for 2002. The Company has deleted the 2002 disclosure but has retained the disclosure for 2005, 2004 and 2003.

Comment 13.
We note your references to various employment agreements with Messrs. Gallagher and Rasmussen; however, we do not find any record of these agreements having been filed publicly. It appears that Item 1.01 of Form 8-K and Instruction 1 to that Item would require such filings. Please advise, or revise.

Response 13.	The Company filed both employment agreements as exhibits to its most recent 10-QSB.

Comment 14.	In footnotes (2) and (3) to the table, please clarify whether the issuances of 625,000 shares of stock in 2004 and 2003 were also intended in lieu of the bonus payment.

Response 14.	The Company has made the changes requested by the Staff.

Proposal to Increase the Number of Authorized Shares of Common Stock, page 9

Comment 15.
It appears that the private placement of December 29, 2005 constituted a merger or acquisition within the meaning of Item 14 of Regulation 14A. Since this proxy solicitation is partly for the purpose of approving the authorization of additional securities which are to be used to acquire the company which was the subject of that transaction, Note A to Schedule 14A would apply, and you should include in the proxy statement the additional information required by Items 11, 13, and 14 of Schedule 14A. Please revise your proxy material to include all the additional information required by these Items, or tell us why you believe that Item 14 of Schedule 14A and Note A to that Schedule do not apply.

Response 15.
The Company issued securities to investors in a private placement on December 29, 2006. The transaction documents were filed with an 8-K on January 5, 2006. The Company does not believe such transaction constitutes a merger or acquisition within the meaning of Item 14 of Regulation 14A. Other than the financing transaction described in those documents, the Company did not acquire or sell any assets, nor did it agree to a merger with any entity. The Company does not believe the disclosure requested by the Staff is appropriate given that an acquisition or merger did not occur.

Proxy Card

Comment 16.
With respect to proposal one, please revise to provide one of the means specified by Item 14a-4(b)(2) for shareholders to withhold, rather than abstain, their votes with respect to particular nominees. We have noted your related disclosure in the penultimate paragraph at the caption Votes Required on page 4.

Response 16.	The Company has made the change as requested by the Staff.

If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

Regards,

/s/ Amy M. Trombly

Amy M. Trombly
Counsel for FTS Group, Inc.

cc: FTS Group, Inc.